We need your vote!

You can make a difference!

What to do now:

1. Read the enclosed Proxy Statement.

2. Review the voting instructions provided.

3. VOTE!

Three easy ways to vote:

1. Call the toll-free number on your proxy ballot card from a touch-tone telephone.

2. Log on to www.proxyvote.com.

3. Mail your completed proxy ballot card.

Voting by phone or Internet is available 24 hours a day, 7 days a week.

Answers to questions about proposed changes to the Strategic Partners Total Return Bond Fund

The Board of Directors of the Strategic Partners Total Return Bond Fund is recommending that it be merged into the Dryden Total Return Bond Fund to create what is expected to be a larger, more efficient fund. This packet provides additional information about the proposed merger. The Board recommends that you vote to approve the proposal.

Please read the enclosed materials and vote your shares as soon as possible. Your quick response will help us hold down communications costs. The three methods for voting your shares are noted above to make it as easy as possible for you.

What’s Inside	Continued

Answers to your questions about the merger proposal	1-4

Supplements to the prospectus	5-8

Mutual Funds from Prudential Financial

Here are answers to some questions you may have that should be reviewed along with the enclosed proxy materials.

What proposal am I being asked to vote on?

Shareholders of the Strategic Partners Total Return Bond Fund are being asked to approve a proposal for the acquisition of all of its assets by the Dryden Total Return Bond Fund.

Why is the Board proposing the merger?

After a thorough review, we have reached the difficult conclusion that the Strategic Partners fund family does not offer the potential scale to remain an effective long-term investment solution for shareholders. Thus we will be combining Strategic Partners mutual funds into the much larger JennisonDryden mutual fund family.

How do I benefit from this change?

Merging your Fund into the Dryden Total Return Bond Fund is expected to result in a larger fund that will continue to provide exposure to debt securities. A larger fund may realize trading and other efficiencies that can reduce its expenses. The accompanying combined proxy statement and prospectus includes a detailed description of the proposal and its expected benefits to shareholders.

Do the Funds have similar investment objectives and policies?

The investment objectives and policies of the Funds are similar. The investment objective of the Strategic Partners Total Return Bond Fund is “total return consisting of current income and capital appreciation” while the investment objective of the Dryden Total Return Bond Fund is “total return.” The differences are merely verbal.

Who are the Funds’ investment advisors?

The investment advisors for the Funds are:

Fund	Investment Advisor
Strategic Partners Total Return Bond Fund	Pacific Investment Management Company LLC
Dryden Total Return Bond Fund	Prudential Fixed Income

If the proposal is approved, we expect that Prudential Fixed Income, a unit of Prudential Investment Management, Inc., will continue to be investment advisor for the Dryden Total Return Bond Fund and that Steven Kellner, Robert Tipp, and David Bessey will continue as its portfolio managers.

How do the expenses of the Funds compare?

The Dryden Total Return Bond Fund had a slightly higher annual net operating expense ratio than the Strategic Partners Total Return Bond Fund:

•	Dryden Total Return Bond Fund (Class A):	1.09% (as of July 31, 2006) and 1.05% (pro forma as of July 31, 2006)

•	Strategic Partners Total Return Bond Fund (Class A):	1.05% (as of December 31, 2005)

However, shareholders of the Strategic Partners Total Return Bond Fund are expected to see unchanged net annual operating expenses and to realize an immediate reduction in their gross annual operating expense ratio.

Is the merger a taxable event for federal income tax purposes?

We do not expect the transaction to result in a taxable gain or loss for U.S. federal income tax purposes. See the proxy statement and prospectus for more information.

How large do you expect the Dryden Total Return Bond Fund to be after the transaction?

The approximate net assets (on a pro forma basis) for the combined Dryden Total Return Bond Fund would have been $571 million on May 31, 2006, if the Funds had been merged on that date. Combining the Funds’ assets may help the portfolio managers manage the asset base more efficiently.

How will you determine the number of shares of the Dryden Total Return Bond Fund that I receive?

As of the close of business of the New York Stock Exchange (NYSE) on the transaction date, you will receive a dollar value of whole and fractional shares of the equivalent class of the Dryden Total Return Bond Fund equal to the value of your shares in the Strategic Partners Total Return Bond Fund. The transaction is expected to occur after shareholder approval and the satisfaction of certain closing conditions (probably in the first quarter of 2007).

What if there are not enough votes to reach a quorum by the scheduled shareholder meeting dates?

If we do not receive enough votes to hold a meeting for your Fund, we or D.F. King & Co., Inc., the proxy solicitation firm for the merger, may contact shareholders who have not yet voted to encourage them to vote. If there are not enough votes to approve a proposal by the time of a meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Unclog your mailbox! Enroll in e-delivery

Enjoy the convenience of viewing annual and semiannual reports, prospectuses, and proxy statements on-line. When you enroll in electronic delivery, you will no longer receive paper copies of these documents and will be notified by e-mail when new materials are available for on-line viewing.

Enrolling is fast and simple

•                  Go to www.icsdelivery.com/prudential/funds and follow the simple enrollment instructions.

•                  You will receive an e-mail when new materials are available.

•                  You can cancel your enrollment or change your e-mail address at any time.

Can my broker handle this?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote Fund shares with respect to the merger unless the beneficial owner gives specific instructions for the vote.

However, the Strategic Partners Total Return Bond Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If enough votes for a quorum have not been obtained, the Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. The Fund will only take such action if it believes that the action will result in enough shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share of the Fund you own on the record date, which is September 8, 2006.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone, by Internet at www.proxyvote.com, or just complete and mail back the enclosed proxy card. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card.

Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration.

All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

Who can answer any other questions I may have about the voting process?

Please call the firm we have retained to manage the solicitation process, D.F. King, toll free at (800) 735-3428 if you have any further questions about the voting process.

Mutual funds are distributed by Prudential Investment Management Services LLC, a Prudential Financial company and member SIPC.
NS02137	Mutual Funds from Prudential Financial

Jennison 20/20 Focus Fund

Jennison Blend Fund, Inc.

Jennison Natural Resources Fund, Inc.

Jennison Small Company Fund, Inc.

Jennison U.S. Emerging Growth Fund, Inc.

Jennison Value Fund

Dryden California Municipal Fund

Dryden Global Total Return Fund, Inc.

Dryden Government Income Fund, Inc.

Dryden Government Securities Trust

Dryden High Yield Fund, Inc.

Dryden Index Series Fund, Inc.

Dryden Municipal Bond Fund

Dryden Municipal Series Fund

Dryden National Municipals Fund, Inc.

Dryden Short-Term Bond Fund, Inc.

Dryden Small Cap Core Equity Fund, Inc.

Dryden Tax-Free Money Fund

Dryden Tax-Managed Funds

Dryden Total Return Bond Fund, Inc.

MoneyMart Assets, Inc.

Prudential Investment Portfolios, Inc.

Prudential World Fund, Inc.

Nicholas-Applegate Fund, Inc.

Strategic Partners Asset Allocation Funds, Inc.

Strategic Partners Mutual Funds, Inc.

Strategic Partners Opportunity Funds

Strategic Partners Real Estate Fund, and

Strategic Partners Style Specific Funds, Inc.

Supplement dated May 24, 2006 to the Prospectus

This supplement amends the Prospectus of each of the funds referenced below and is in addition to any existing supplement to a Fund’s Prospectus.

JennisonDryden Mutual Funds

Jennison 20/20 Focus Fund

Jennison Blend Fund

Jennison Conservative Growth Fund

Jennison Equity Opportunity Fund

Jennison Financial Services Fund

Jennison Global Growth Fund

Jennison Growth Fund

Jennison Health Sciences Fund

Jennison Natural Resources Fund

Jennison Select Growth Portfolio

Jennison Small Company Fund

Jennison Technology Fund

Jennison U.S. Emerging Growth Fund

Jennison Utility Fund

Jennison Value Fund

JennisonDryden Conservative Allocation Fund

JennisonDryden Growth Allocation Fund

JennisonDryden Moderate Allocation Fund

Dryden Active Allocation Fund

Dryden Global Total Return Fund

Dryden Government Income Fund

Dryden High Yield Fund

Dryden International Equity Fund

Dryden Large Cap Core Equity Fund

Dryden National Municipals Fund

California Income Series

California Series

Florida Series

New Jersey Series

New York Series

Pennsylvania Series

Dryden Short-Term Corporate Bond Fund

Dryden Small Cap Core Equity Fund

Dryden Stock Index Fund

Dryden Strategic Value Fund

Dryden Tax-Free Money Fund

Dryden Total Return Bond Fund

Dryden Ultra Short Bond Fund

High Income Series

Insured Series

Money Market Series

MoneyMart Assets

Strategic Partners Mutual Funds

Strategic Partners Balanced Fund

Strategic Partners Capital Growth Fund

Strategic Partners Concentrated Growth Fund

Strategic Partners Conservative Allocation Fund

Strategic Partners Core Value Fund

Strategic Partners Equity Income Fund

Strategic Partners Growth Allocation Fund

Strategic Partners High Yield Bond Fund

Strategic Partners International Growth Fund

Strategic Partners International Value Fund

Strategic Partners Large Cap Value

Strategic Partners Managed OTC Fund

Strategic Partners Mid Cap Growth Fund

Strategic Partners Mid Cap Value Fund

Strategic Partners Moderate Allocation Fund

Strategic Partners Money Market Fund

Strategic Partners New Era Growth

Strategic Partners Real Estate Fund

Strategic Partners Small Cap Growth Fund

Strategic Partners Small Cap Value

Strategic Partners Technology Fund

Strategic Partners Total Return Bond

Nicholas-Applegate Growth Equity Fund

1. The table captioned “Shareholder Fees” under the caption “Fees and Expenses” is amended by adding the following as the final row in the table:

Shareholder Fees (paid directly from your investment)

	Class A	Class B	Class C	Class R	Class Z_	Class I	Class Y
Small balance account fee beginning on or about November 17, 2006	$15	$15	$15	None	None	None	$15

2. A new second note is added to the “Notes to Fees and Expenses Table,” as follows:

• Beginning on or about November 17, 2006, if the value of your account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account. The small balance account fee will also be charged on accounts invested in Class L, M or X shares (these share classes are currently not offered for sale). Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year. Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts, (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts. For more information, see “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

3. The table under the caption “Share Class Comparison” is amended by deleting the columns headed Class A, Class B and Class C, and replacing them with the following:

	Class A	Class B	Class C

Minimum purchase amount	$1,000	$1,000	$2,500

Minimum purchase amount beginning on or about November 17, 2006	$2,500	$2,500	$2,500

Minimum amount for subsequent purchases	$100	$100	$100

Maximum initial sales charge	5.5% of the public offering price	None	None

Contingent Deferred Sales Charge (CDSC) (as a percentage of the lower of original purchase price or sale proceeds)	1% (on investments of $1 million or more redeemed within 1 year)	5% (Year 1) 4% (Year 2) 3% (Year 3) 2% (Year 4) 1% (Year 5/6) 0% (Year 7)	1% (year 1)

Annual distribution and service (12b-1) fees (shown as a percentage of average daily net assets)	.30 of 1% (.25 of 1% currently)	1%	1%

4. The first note under the caption “Notes to Share Class Comparison Table” is deleted and replaced with the following:

• The minimum initial and subsequent investment requirements do not apply to employee savings plan accounts or payroll deduction plan accounts. The minimum initial and subsequent investment for purchases made through the Automatic Investment Plan (“AIP”) is $50. Effective on or about November 17, 2006: (i) the minimum initial investment for retirement accounts and custodial accounts for minors is $1,000, and (ii) subsequent investments through newly-established AIP accounts must be at least $1,200 annually. Prior thereto, the minimum investment requirements do not apply to certain retirement and custodial accounts for minors. For more information, see “Additional Shareholder Services.”

5. The second and third notes under the caption “Notes to Share Class Comparison Table” are deleted and replaced with the following:

• Beginning on or about November 17, 2006, if the value of your Class A, Class B, Class C or Class Y account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account. Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year. Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts, (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts. For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

• For more information about the CDSC and how it is calculated, see “How to Sell Your Shares — Contingent Deferred Sales Charge (CDSC).”

• Investors who purchase $1 million or more of Class A shares and sell these shares within 12 months of purchase are subject to a 1% CDSC, although they are not subject to an initial sales charge. The CDSC is waived for purchases by certain retirement or benefit plans.

6. The following is added immediately following the caption “Qualifying for Class Z Shares”

Institutional Investors. Various institutional investors may purchase Class Z shares, including corporations, banks, governmental entities, municipalities, and IRS section 501 entities, such as foundations and endowments. The minimum initial investment for such investors is $10 million. Institutional investors are responsible for indicating their eligibility to purchase Class Z Shares at the time of purchase.

7. The section captioned “How to Sell Shares - Small Accounts” is deleted and replaced with the following:

Involuntary Redemption of Small Accounts. Beginning on or about November 10, 2006, if the value of your account is less than $500 for any reason, we may sell the rest of your shares (without charging any CDSC) and close your account. We would do this to minimize the Fund’s expenses paid by other shareholders. The involuntary sale provisions do not apply to Automatic Investment Plan (“AIP”) accounts, employee savings plan accounts, payroll deduction plan accounts, or retirement accounts (such as a 401(k) plan, an IRA or other qualified or tax-deferred plan or account). Prior thereto, if you make a sale that reduces your account value to less than $500, we may sell the rest of your shares (without charging any CDSC) and close your account; this involuntary sale does not apply to shareholders who own their shares as part of a retirement account. For more information, see “Purchase, Redemption and Pricing of Fund Shares – Involuntary Redemption” in the Statement of Additional Information. Note that beginning November 17, 2006, if the value of your account is less than $2,500 (with certain exclusions), a $15 annual small balance account fee will be deducted from your account; any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

LR0044

Every vote is important whether your Fund holdings are large or small. Please review these materials and return your proxy ballot card by mail or call in your vote today.